SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                            SCHEDULE 13D

   Under the Securities Exchange Act of 1934 (Amendment No. 05)

                         (Name of Issuer)
 MIRACOR DIAGNOSTICS, INC.
................................................................................

                  (Title of Class of Securities)
 Common Stock, $0.15 par value per share
................................................................................

                           (CUSIP Number)
 60461S104
................................................................................

        (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)
Alan D. Kruse
2082 Salto Dr.
Hacienda Heights, CA 91745
(702) 285-4262

................................................................................

(Date of Event Which Requires Filing of This Statement)

February 11, 2010
................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]



CUSIP No. 60461S104    Schedule 13D      Page 2 of 4 Pages
                       Amendment 5

1.      Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

   Alan D. Kruse..........................................

2.      Check the Appropriate Box if a Member of a Group:
(a)     Not applicable.......................................

(b)     Not applicable.......................................

3.      SEC Use Only ................................................

4.      Source of Funds ...[PF]..............................

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e): .....Not applicable.............

6.      Citizenship or Place of Organization ..USA...................

Number of       7. Sole Voting Power...3,949,005........................
Shares Bene-
ficially owned  8. Shared Voting Power....0..........................
by Reporting    9. Sole Dispositive Power ......3,949,005...............
Person With
     10. Shared Dispositive Power .......0................

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
...3,949,005.............

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
......[  ]................

13.     Percent of Class Represented by Amount in Row (11) 22.29% ......

14.     Type of Reporting Person...[IN]................



CUSIP No. 60461S104           Schedule 13D             Page 3 of 4 Pages
                              Amendment 5

Item 1. Security and Issuer

This Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the Reporting Person on April 17, 2009 (as amended, the "Initial 13D") with respect to the shares of Common Stock, par value $.015 (the "Shares"), issued by Miracor Diagnostics, Inc., (the "Issuer"), is hereby amended to furnish the additional information set forth herein. It is further amended (Amendment 5) to disclose additional transactions deemed material per Rule 13d-2(a).

The filing of this statement shall not be construed as an admission that the "Reporting Person" is, for the purposes of sections13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.



Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows to reflect recent transactions.

(a) As of February 11, 2010, the Reporting Person is the beneficial owner of 3,949,005 shares of Common Stock of the Company.


(b) The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote:                3,949,005
Shared power to vote or direct the vote:                 -0-
Sole power to dispose or direct the disposition:      3,949,005
Shared power to dispose or direct the disposition:       -0-


(c) The following transactions were made by the Reporting Person in the open market during the sixty days prior to this current amended filing.

12/18/2009   Bought 5000  MRDG @ 0.0015
01/08/2010   Bought 13151 MRDG @ 0.001
02/11/2010   Bought 15000 MRDG @ 0.0021


CUSIP No. 60461S104          Schedule 13D               Page 4 of 4 Pages
                             Amendment 5



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2009

/s/ Alan D. Kruse

Name:  Alan D. Kruse